September 20, 2019

Matt Ostrower
Chief Financial Officer
SITE Centers Corp.
3300 Enterprise Parkway
Beachwood, OH 44122

       Re: SITE Centers Corp.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 27, 2019
           File No. 001-11690

Dear Mr. Ostrower:

       We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to our comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
SSNOI, page 46

1. We note the reconciliation of NOI and SSNOI on page 46. Please tell us how you determined it was appropriate to present a measure that includes 100% of NOI related to your unconsolidated joint ventures. We refer you to Question 100.04 of the Division's
      Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. This
      comment is also applicable to page 10 of the quarterly financial supplement filed February
      20, 2019 on Form 8-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Kristi Marrone,
Staff Accountant, at 202-551-3429 if you have questions regarding comments on the financial
 Matt Ostrower
SITE Centers Corp.
September 20, 2019
Page 2

statements and related matters.



                                  Sincerely,

FirstName LastNameMatt Ostrower   Division of Corporation Finance
                                  Office of Real Estate and
Comapany NameSITE Centers Corp.
                                  Commodities
September 20, 2019 Page 2
cc:       Christa Vesy
FirstName LastName